SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG
(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F☒	Form 40-F☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.     Presentation Dr. Dieter Zetsche

2.     Presentation Tom LaSorda

3.     Presentation Bodo Uebber

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services;  competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel efficient vehicles;  effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

1

Dr. Dieter Zetsche Chairman of the Board of Management DaimlerChrysler AG Head of Mercedes Car Group Auburn Hills February 14, 2007 2006 RESULTS ANNUAL PRESS CONFERENCE

GROUP ACTUALS Revenues 2006 € 149.8 bn € 5.2 bn Net income Dividend Operating Profit DaimlerChrysler Overview 2006 2005 € 2.8 bn € 1.50 Unit Sales 4,829 k 4,700 k € 151.6 bn € 5.5 bn € 3.2 bn € 1.50

DISAPPOINTING YEAR FOR CHRYSLER GROUP – GOOD PERFORMANCE BY ALL OTHER DIVISIONS DaimlerChrysler Overview 2006 Significant improvement in profitability Mercedes Car Group Profitability on record level Truck Group Further profit increase Financial Services Chrysler Group Substantial loss mainly due to changed market environment

TARGET: ACHIEVE 7% RoS IN 2007 Mercedes Car Group RoS Note: RoS as reported 3.4% -1.0% 4.4% 6.2% 6.0% 6.1% Start CORE 7.0% CORE Production & material efficiency Quality Module strategy Brand positioning Customer care & future growth Major levers '01 '02 '03 '04 '05 '06 '07

PRODUCT QUALITY: SIGNIFICANT IMPROVEMENT Mercedes Car Group Failures/100 Vehicles ("12 Months in Service") 2002 2003 2004 2005 2006

MODULE STRATEGY: FROM CAR LINE SPECIFIC ORGANIZATION TO CROSS-MODULAR ORGANIZATION Car lines Powertrain A/B M/R C/E S E/E, Telematics Chassis Exterior Interior Body in White Module management Mercedes Car Group Target: Reduced complexity Increased commonality Top quality Competitive cost position

Mercedes Car Group GROWTH: FUELED BY SHARPENED BRAND POSITIONING AND IMPROVED CUSTOMER CARE respectful high - value elegant leading fascinating authentic Appreciation

New Generation E-Class (June) GL-Class (May, US) CL-Class (September) NEW MERCEDES-BENZ PRODUCTS 2006 Mercedes Car Group

NEW MERCEDES-BENZ C-CLASS 2007 Mercedes Car Group Elegance Avantgarde

SMART: NEW BUSINESS MODEL, PRODUCT, MARKET Mercedes Car Group smart fortwo Successor smart USA 2006 2007 2008 Integration into Mercedes-Benz organization completed Substantially improved product Cooperation with United Auto Group as the general distributor Sales above plan Significantly improved cost position

TARGET: RoS OF AT LEAST 7% AND RoNA OF 30% OVER THE CYCLE RoS Note: RoS as reported Management of cycles Operational excellence Market penetration & growth Future products “Global Excellence” as major lever Truck Group -6.2% -2.7% 2.7% 3.1% 5.3% Ø>7% 6.3% after ‘08 '01 '02 '03 '04 '05 '06 '07

MANAGEMENT OF CYCLES: SUSTAINABLE PROFITABILITY IMPROVEMENT Market volume Profitability Improvement of flexibility Portfolio optimization Cross organizational unit optimization Past 2006 Future 0 Cyclical market development Old profit range New profit range Truck Group RoS Ø >7%

 Yesterday Today Tomorrow OPERATIONAL EXCELLENCE: MANAGE COMMON PLATFORMS Truck Group Integration via standard interfaces Stand-alone development Shared modules and architectures Common platforms 3 global engineering centers conventional trucks cab over engine (heavy) cab over engine (light) Centers of competence (e.g. Hybrid at Fuso)

Traditional markets Emerging markets MARKET PENETRATION AND GROWTH Truck Group China India Eastern Europe Europe: Truck Dedication NAFTA: Product/market approach Sterling Fuso: International markets Dedicated downstream activities Enhance product portfolio Tailor business model to market (esp. sales & after sales) Adapt products to region

NO. 1 IN DIESEL TECHNOLOGY AND SAFETY Truck Group EURO 5 Japan ’09 Clean Diesel Technology (e.g. BLUETEC) EPA ’07 Mercedes-Benz Safety Technology

Western Star Stratosphere (October) Sterling 360 LDT (May) Mitsubishi Fuso Canter Eco Hybrid (July) NEW TRUCKS 2006 Truck Group

NEW TRUCKS 2007 Fuso - Super Great Mercedes-Benz Compact Unimog Freightliner Columbia/Century S/T successor Truck Group

MAJOR LEVERS FOR INCREASED PROFITABILITY Vans, Buses Vans Global presence Product-related efficiency programs Buses Secure No. 1 position Product leadership Efficiency improvement

Vans, Buses NEW VANS AND BUSES 2006 Mercedes-Benz Tourismo Setra Multiclass Mercedes-Benz Citaro LE Mercedes-Benz Sprinter NEW VANS AND BUSES 2006

NEW VANS AND BUSES 2007 Mercedes-Benz Conecto Mercedes-Benz CapaCity Vans, Buses Freightliner Sprinter NEW VANS AND BUSES 2007 Mercedes-Benz Conecto Mercedes-Benz CapaCity Freightliner Sprinter

TARGET: MAINTAIN HIGH PROFITABILITY IN CHALLENGING BUSINESS ENVIRONMENT DaimlerChrysler Financial Services RoE Note: RoE as reported 1) Incl. sale of IT Services 16.2% 28.9% 18.2% Brand support Operational excellence Regional initiatives and best practices Major levers 5.1% 9.1% 14.8% 14.1% Target corridor 1) '01 '02 '03 '04 '05 '06 '07

Captive #1 Africa, Asia Pacific Americas Europe LEVERAGE REGIONAL AND FUNCTIONAL INITIATIVES TO ACHIEVE JOINT TARGET Efficient captive operating system Optimal brand support and market penetration Operational Excellence DaimlerChrysler Financial Services Becoming # 1 Roadmap Europe Project AAP Customer/ Global presence

CREATING A HIGH PERFORMANCE ORGANIZATION Summary and Outlook New Management Model Organization implemented Reduction of management positions on plan Focus shifting toward core business and processes Today 01/06 12/08 Processes Structure DaimlerChrysler Target System ScoreCard and Values Passion Discipline Respect Integrity Passion Discipline Respect Integrity

PRIORITIES FOR THE COMING YEARS Summary and Outlook Further optimize cycle management; capitalize on growth in emerging markets Score globally with regional initiatives & operational excellence Stabilize the business for the long-term Summary Mercedes Car Group Truck Group Financial Services Chrysler Group Sustain momentum to first achieve and then exceed 7% RoS

DISCLAIMER

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services;  competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel efficient vehicles;  effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

2

Tom LaSorda Auburn Hills February 14, 2007 DAIMLERCHRYSLER 2006 RESULTS ANNUAL PRESS CONFERENCE CHRYSLER GROUP RECOVERY & TRANSFORMATION PLAN

CHRYSLER GROUP
RECOVERY AND TRANSFORMATION PLAN

DAIMLERCHRYSLER

2006 Operating Results
Euro (Millions)


1Q
2Q
3Q
4Q
119
51
(1,164)
(124)
€ (1,118)

Observations

- Intense competition in U.S.
- Gas prices drive shift in consumer preferences from large SUV's, trucks, minivans to mid/small vehicles
- CG derives over 70% of its retail sales from the minivan / truck / SUV segments
- Global commodity and continued material cost headwinds pressure margins
- Vehicle inventories not aligned with market demand
- Dealer relations

PROFIT DETERIORATION FACTORS CHRYSLER GROUP RECOVERY AND TRANSFORMATION PLAN Operating Profit FY 2005 Operating Profit FY 2006 1,534 -1,118 - 2,652 Improved efficiency and fixed costs Decrease in shipments reflecting change in customers’ demand Adjustments of production volume Negative net pricing Higher material cost Euro (Millions)

TWO PART PLAN Recovery Short-term progress on profitability Return on sales of 2.5% by 2009 Strategic Transformation Mid-term change of business model Achieve and sustain benchmark performance CHRYSLER GROUP RECOVERY AND TRANSFORMATION PLAN

WM1 Product Strategy / Portfolio Management Capital Management WM7 Fixed Cost Management WM2 Structural Changes / Manufacturing WM3 Material Costs Management WM4 Revenue Management WM5 Quality WM6 Chrysler Group Executive Committee Brand Equity / Right New Products Investment Efficiency Rightsizing / Health Care Cost Control Capacity Utilization Global Sourcing Pricing / Mix / Dealer Network WM – Work Module Warranty Cost Reduction CHRYSLER GROUP RECOVERY PLAN IMPLEMENTATION TEAMS

KEY MEASURES CHRYSLER GROUP RECOVERY PLAN Capacity / Productivity Material & Fixed Costs Revenue Management Continue product offensive (8 new and 5 refreshed products in 2007) Improve retail / fleet mix Accelerate global growth Effective marketing / incentive spending Reduce and optimize dealer network to improve dealer profitability

KEY MEASURES CHRYSLER GROUP RECOVERY PLAN Capacity / Productivity Material & Fixed Costs Revenue Management Reduce material costs by up to $1.5b by 2009 Explore sale / outsourcing of non-core operations Select parts distribution processes Transportation services Select support functions Assumptions for successful union negotiations Continue product offensive (8 new and 5 refreshed products in 2007) Improve retail / fleet mix Accelerate global growth Effective marketing / incentive spending Reduce and optimize dealer network to improve dealer profitability

KEY MEASURES CHRYSLER GROUP RECOVERY PLAN Capacity / Productivity Material & Fixed Costs Reduce total assembly capacity by 400,000 Eliminate shifts: Newark & Warren in 2007, St. Louis South in 2008 Idle Newark Assembly plant in 2009 Idle Cleveland parts distribution center in December 2007 Reduce powertrain, stamping and component capacity Revenue Management Reduce material costs by up to $1.5b by 2009 Explore sale / outsourcing of non-core operations Select parts distribution processes Transportation services Select support functions Assumptions for successful union negotiations Continue product offensive (8 new and 5 refreshed products in 2007) Improve retail / fleet mix Accelerate global growth Effective marketing / incentive spending Reduce and optimize dealer network to improve dealer profitability

CHRYSLER GROUP RECOVERY PLAN Special retirement, separation and attrition programs will be announced later EMPLOYEE IMPACT – 13,000 TOTAL Salary Reduce Salaried employment by 2,000 over two years Hourly Reduce Hourly employment by 11,000 over three years (9,000 in U.S. and 2,000 in Canada) 4,000 Assembly Plants 1,000 Powertrain and Stamping 1,000 Other, including potential sale of non-core functions 3,000 Technology, efficiency and productivity 2,000 Canada - Technology, investment efficiency, and productivity 11,000 TOTAL HOURLY

RESTRUCTURING CHARGES AND ADDITIONAL EFFECTS Restructuring Charges (in €/$ bn) 2007 Restructuring Charge Up to € 1.0 ($ 1.3) Cash Effect € 0.8 ($ 1.0) Additional Effects (in €/$ bn) 2007 Inventory Adjustment € 0.2 ($ 0.3) CHRYSLER GROUP RECOVERY PLAN Total Up to € 1.0 ($ 1.3) € 1.0 ($ 1.3)

ASSUMPTIONS AND IMPROVEMENTS Base Planning Assumptions SAAR (in Mil) Pricing 17.2 17.0 < 0 < 0 17.2 17.3 2006 2007 2008 2009 Recovery Improvements (% break down) < 0 < 0 CHRYSLER GROUP RECOVERY PLAN Revenue Management 20% Material, Manufacturing Variable and Fixed Costs TARGETED SAVINGS * Return on Sales 2.5% 2009 * - Stretch savings included to help offset unknown market factors € 3.5 bn ($4.5 bn) 80%

Current Business Model Redesigned Business Model Product-centric Customer and Brand Focus NAFTA-centric Global Balance Internal Resource Driven Alliances and Partnerships Product offensive, mix shift and powertrain investment Dealer network optimization and component / architecture sharing Manufacturing, supply and sales footprints optimized to maximize global growth and profitability Leveraging partnerships for growth & to manage costs Creative and efficient use of alliances to achieve geographic, market segment, and product opportunities CHRYSLER GROUP TRANSFORMATION PLAN STRATEGIC TRANSFORMATION

2006 PRODUCT OFFENSIVE CUSTOMER AND BRAND FOCUS CHRYSLER GROUP TRANSFORMATION PLAN Wrangler 4 dr Patriot Pacifica Freshening Durango Freshening Sebring Sedan Caliber Wrangler 2 dr Nitro Compass New SRT8 Grd Cherokee New New New New New New New New New Chassis Cab Aspen JAN FEB MAY JUN APR JUL AUG MAR OCT DEC NOV SEP

2007 PRODUCT OFFENSIVE (8 NEW, 5 REFRESH) CUSTOMER AND BRAND FOCUS CHRYSLER GROUP TRANSFORMATION PLAN Avenger Grand Cherokee CRD Magnum Freshening Sebring Convertible Liberty Ram 4500/5500 Chassis Cab Dakota Freshening Viper SRT10 Sprinter Town & Country Caravan Caliber SRT4 300 & Charger Freshening JAN FEB MAY JUN APR JUL AUG MAR OCT DEC NOV SEP New New New New New New New New

CHRYSLER GROUP TRANSFORMATION PLAN CUSTOMER AND BRAND FOCUS Product offensive continues (brand equity and differentiation) New versions of minivans, pick-up truck, and select LX vehicles 20 plus all-new vehicles; 13 refreshed All-new commercial segment expansion (Sprinter and Class 4&5) Product mix shift to more fuel efficient vehicles Powertrain revolution $ 3 billion investment plan in new engines, transmissions, and axles BLUETEC diesel engines from MCG / Cummins Dealer network optimization / stronger brand focus

CHRYSLER GROUP TRANSFORMATION PLAN CUSTOMER AND BRAND FOCUS POWERTRAIN PORTFOLIO MEASURES GASOLINE DIESEL HYBRID TRANS / AXLE Action Benefits Increased Fuel Economy Increased Performance Reduced Complexity I-4 families: from 3 to 1 V-6 families: from 4 to 1* * Target I-4 World Engine V-6 Phoenix Engine I-4 MB Engine V-6 MB Engine LD Cummins Diesel Full Hybrid Mild Hybrid Dual Clutch Transmission Common Axle Program

CHRYSLER GROUP TRANSFORMATION PLAN CUSTOMER AND BRAND FOCUS REDUCE NUMBER OF PLATFORMS FROM 12 TO 7 BY 2012 FWD UNIBODY RWD UNIBODY BODY-ON-FRAME 5 3 4 3 2 2 2006 2012 7 12

CHRYSLER GROUP TRANSFORMATION PLAN GLOBAL BALANCE Defend and grow Chrysler Group NAFTA strongholds NAFTA nameplate consolidation in selected vehicle segments Add new non-NAFTA vehicle programs crucial to global expansion Leverage 3rd party alliances to cost effectively access regional products and markets $5+ billion additional purchasing to low cost sources – balance supplier footprint

CHRYSLER GROUP TRANSFORMATION PLAN ALLIANCES AND PARTNERSHIPS Partner to accelerate growth and leverage resources Manufacturing Assemble minivans for VW Retail Network Marketing Hyundai in Mexico Small Vehicle Segment Chery in China Focused Alliances GEMA World Engine, Hybrid Strong NAFTA Position Select Regional Expansion

400,000 unit capacity reduction Shift reductions; 1 plant to be idled; 1 parts distribution center to be idled Workforce reductions of 13,000 Global market opportunities with low cost sourcing Strong product pipeline $3 billion powertrain investment leads to a more fuel efficient product line-up Dealer network optimization $4.5 billion targeted savings; including up to $1.5 billion targeted material savings 2.5% return on sales CHRYSLER GROUP RECOVERY AND TRANSFORMATION PLAN SUMMARY KEY MEASURES By 2009

DISCLAIMER

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services;  competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel efficient vehicles;  effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

3

Bodo Uebber Member of the Board of Management Finance & Controlling / Financial Services Auburn Hills February 14, 2007 DAIMLERCHRYSLER 2006 RESULTS ANNUAL PRESS CONFERENCE

FY2006 FROM A FINANCIAL PERSPECTIVE DaimlerChrysler Group Profitability improved, reflecting Higher unit sales and better model mix at Mercedes Car Group and Truck Group Successful implementation of efficiency programs Compensation of higher raw material prices and less favorable US dollar hedge rates Loss at Chrysler Group due to difficult market conditions in the US High special charges Key earnings indicators Operating profit of EUR 5.5 billion, up 6% Net income rose 13% to EUR 3.2 billion Key financial metrics Positive free cash flow in the industrial business of EUR 1.9 billion Net liquidity of the industrial business at EUR 6.4 billion

Mercedes Car Group SUCCESSFUL NEW PRODUCTS INCREASED UNIT SALES AND STRENGTHENED MARKET POSITION Revenues - in billions of EUR - 14.6 2005 2006 54.6 Unit Sales - in thousand units - 2005 2006 1,217 1,252 351 337 50.0 15.4 Q1-3 Q4

Operating Profit FY 2005 Operating Profit FY 2006 (505) 2,415 EARNINGS IMPROVED DUE TO BENEFITS OF CORE PROGRAM AND SUCCESS OF NEW PRODUCTS – in millions of EUR – Mercedes Car Group + 2,920 Higher efficiency due to CORE Higher unit sales Improved model mix Improved operating result at smart Less favorable US$ hedge rates

Chrysler Group LOWER SALES REFLECT SHIFT IN DEMAND TOWARDS SMALLER VEHICLES AND EFFORTS TO REDUCE DEALER INVENTORIES Unit Sales / Shipments - in thousand units - 2005 2006 671 2,655 Revenues - in billions of EUR - 13.5 47.1 2005 2006 2,813 693 50.1 12.6 Q1-3 Q4

Operating Profit FY 2005 Operating Profit FY 2006 1,534 -1,118 - 2,652 Improved efficiency due to process optimization Decrease in shipments reflecting change in customers’ demand Adjustments of production volume Negative net pricing Higher material cost LOWER SHIPMENTS RESULTED IN A SUBSTANTIAL LOSS – in millions of EUR – Chrysler Group

RECORD SALES DUE TO STRONG TRIAD MARKETS Unit Sales - in thousand units - 127 2005 2006 537 Revenues - in billions of EUR - 7.7 32.0 2005 2006 Truck Group 529 137 30.4 8.0 Q1-3 Q4

Operating Profit FY 2005 Operating Profit FY 2006 1,606 2,020 EARNINGS BOOSTED BY EFFICIENCY IMPROVEMENTS AND STRONG SALES – in millions of EUR – Truck Group Further efficiency improvements Improved product positioning Higher unit sales / better model mix Expenses for new vehicles and components + 414

Financial Services INCREASE IN NEW BUSINESS AND STRENGTHENED MARKET POSITION New Business - in billions of EUR - 2005 2006 11.4 12.6 Contract Volume - in billions of EUR - 117.7 113.3 2005 2006 Q1-3 Q4 53.0 48.2 FX-Effect

Operating Profit FY 2005 Operating Profit FY 2006 1,468 1,714 + 246 PROFIT FURTHER IMPROVED DESPITE HIGHER INTEREST RATE LEVELS – in millions of EUR – Higher new business Increased efficiency Toll Collect slightly positive Higher interest rates and costs of risk Financial Services

Operating Profit FY 2005 Operating Profit FY 2006 1,091 913 - 178 EARNINGS IMPACTED BY CHARGES FOR NEW MANAGEMENT MODEL AND GAINS FROM SALE OF ASSETS – in millions of EUR – Van, Bus, Other Improved efficiency at Vans and Buses Sale of off-highway business and real estate Launch of new Sprinter Charges for new management model Lower contribution from EADS

Mercedes Car Group 1 1,295 Chrysler Group 428 (124) Truck Group 144 487 Financial Services 347 399 Van, Bus, Other 201 16 Eliminations (73) (196) DaimlerChrysler Group 1,048 1,877 Q4 2005 Q4 2006 DaimlerChrysler Group STRONG OPERATING PROFIT IMPROVEMENT IN Q4 2006 – in millions of EUR –

NET INCOME AND EARNINGS PER SHARE DaimlerChrysler Group Net Income - in billions of EUR - 2.8 Earnings per Share - in EUR - 2.80 3.2 3.16 2005 2006 2005 2006 1.0 0.6 0.95 0.56 Q1-3 Q4

DaimlerChrysler Group 2005 2006 6.6% 6.9% RETURN ON NET ASSETS – after tax at Group level –

RETURN ON NET ASSETS OF THE DIVISIONS – before taxes – DaimlerChrysler Group Mercedes Car Group Chrysler Group Truck Group Financial Services (ROE) 2005 2006 2005 2006 2005 2006 2005 2006 -3.8% 19.6% 18.2% -11.6% 21.0% 24.1% 16.2% 18.2%

KEY BALANCE SHEET AND FINANCIAL FIGURES - in billions of EUR - DaimlerChrysler Group Equity ratio 1) 17.3% 17.2% Gross liquidity 12.6 13.1 Industrial Business Equity ratio 1) 24.8% 25.1% Net liquidity 7.3 6.4 Funded Status Pensions (7.2) (2.3) Healthcare (15.8) (14.1) Free cash flow industrial business 2.1 1.9 1) Excluding dividend payment DaimlerChrysler Group Dec. 31 2006 Dec. 31 2005

Mixed development of car and light truck markets: Slightly shrinking North American market to 17.0 million cars and light trucks Western Europe similar to 2006 levels at best Slight growth in Japan Substantial growth in emerging markets Cyclical decrease in truck markets: Sharp decline in North American heavy truck sales (up to -40%) Significant decrease in Japan Slight decrease in Western Europe Further growth in emerging markets ASSUMPTIONS FOR THE AUTOMOTIVE MARKETS IN 2007 DaimlerChrysler Group

Earnings at Chrysler Group will be impacted by restructuring charges of up to EUR 1.0 billion. In 2007, the loss from ongoing business is expected to be less than in 2006. The Truck Group earnings will be below 2006 level due to lower volume in major markets. However, it expects to earn at least its costs of capital. DIVISIONAL EARNINGS OUTLOOK 2007 Financial Services will continue to support Group sales and aims to achieve a return on equity of at least 14%. DaimlerChrysler Group Mercedes Car Group expects to achieve at least 7% ROS.

GROUP PROFIT OUTLOOK DaimlerChrysler Group DaimlerChrysler’s profitability will be strengthened by the ongoing efficiency programs throughout the Group. The implementation of the Chrysler Group’s recovery and transformation plan will impact the operating result in 2007. As of 2007, the Group will adopt the International Financial Reporting Standards (IFRS). DaimlerChrysler will provide an earnings outlook for 2007 based on IFRS with the Q1 disclosure.

DISCLAIMER DaimlerChrysler Group The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor. This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project”, “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel efficient vehicles; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

SPECIAL ITEMS AFFECTING OPERATING PROFIT DaimlerChrysler Group - in millions of EUR - 2006 2005 2006 2005 4th Quarter Fiscal Year *) Including ongoing result of EUR 35 million MCG VBO TG CG Restructuring smart - 9 (1,111) (946) Workforce reduction (570) (16) (570) (286) Release of provision for early retirement - - - 91 Release of provision after favorable verdict on EU competition law - - 60 - Sale of Arizona Proving Grounds 240 - 240 - Support for Collins & Aikman (34) (26) (99) (66) Product related charges (107) - (107) - Supplier tooling amortization 105 - 105 - MMC settlement on Mitsubishi Fuso - - 276 - Impairment American LaFrance - - (87) - Release of provision for early retirement - - - 55 Disposal of off-highway business - 13 - 13 New Management Model - (176) - (393) Disposal of off-highway business - 14 - 248* Sale of real estate - 47 - 133 Release of provision for early retirement - - - 20

STATUS OF PENSIONS AND POSTRETIREMENT HEALTH CARE BENEFITS DaimlerChrysler Group - in billions of EUR - Dec. 31 2006 Dec. 31 2005 Dec. 31 2006 Dec. 31 2005 Pensions Health Care PBO1) / APBO2) (41.5) (37.5) (17.7) (16.0) Plan assets 34.3 35.2 1.9 1.9 Funded status (7.2) (2.3) (15.8) (14.1) Pension Asset3) (0.6) (1.8) 0.0 0.0 Accruals3) 5.3 4.1 9.8 14.1 Funded position net of accruals (2.5) (0.0) (6.0) (0.0) 1) PBO = projected benefit obligations 2) APBO = accumulated postretirement benefit obligations 3) 2006: Recognition of funded status in balance sheet according to SFAS 158

EUR 11 BILLION EXPENDITURE FOR THE FUTURE – in billions of EUR – DaimlerChrysler Group Capital Expenditure* 2005 2006 Research & Development Expenditure 2005 2006 Mercedes Car Group Chrysler Group Truck Group Fin. Services & Van, Bus, Other 6.6 5.9 5.6 5.3 * Capital expenditure in property, plant & equipment 1.6 2.9 1.0 0.9 1.7 3.1 0.9 0.5 1.7 0.9 0.6 2.4 2.2 1.6 1.0 0.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa. Robert Köthner
Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

	By:	/s/ i.V. Silvia Nierbauer
Name: Silvia Nierbauer
Title: Director

Date: February 14, 2007